UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

4Q23

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER OF 2023.

●	Net income attributable to shareholders of the parent company in 2023 was COP 6.1 trillion. Annualized return on equity (“ROE”) at the consolidated level was 16.1% for the last twelve months.

●	Gross loans amount to COP 254 trillion on a consolidated basis, decreasing 5.9% compared to 2022. The appreciation of the Colombian Peso against the US dollar was 20.5% during the year. When excluding the currency exchange effect, the credit portfolio would have grown 1.5%.

●	30-day past due loans stood at 5.01% and 90-day past due loans at 3.28%. Total provision charges, net in 2023 were COP 7,462 billion, which represents a cost of risk of 2.8% as a percentage of gross loans, denoting the credit cycle deterioration experienced during the year.

●	Shareholders’ equity attributable to the owners of the parent company stood at COP 38.1 trillion as of December 31, 2023, decreasing 2.6% compared to 2022. This variation is largely explained by the revaluation of the Colombian peso against the dollar and the restatement of foreign subsidiaries balances. Basic solvency stood at 11.42% and the total consolidated solvency ratio was 13.40% in 2023, complying with the minimum regulatory requirements.

●	In reference to its digital strategy, Bancolombia maintains a positive trend in line with 2023 results. As of December 2023, the bank has 8.4 million digital customers in the Retail APP (active over a period of three months), as well as 25.0 million accounts in its financial inclusion platforms (6.4 million users in Bancolombia a la Mano and 18.6 million in NEQUI).

February 20, 2024. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the fourth quarter of 20231.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended December 31, 2023, is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, January 1, 2024, $3,822.05 = US$ 1

4Q23

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	4Q22	3Q23	4Q23	4Q23 / 3Q23	4Q23 / 4Q22
ASSETS
Net Loans	254,444,099	241,482,513	237,728,544	(1.55)%	(6.57)%
Investments	27,940,140	27,072,706	25,674,195	(5.17)%	(8.11)%
Other assets	70,430,494	69,628,696	79,526,070	14.21%	12.91%
Total assets	352,814,733	338,183,915	342,928,809	1.40%	(2.80)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	250,992,323	244,192,701	247,941,180	1.54%	(1.22)%
Other liabilities	61,824,859	55,496,544	55,937,900	0.80%	(9.52)%
Total liabilities	312,817,182	299,689,245	303,879,080	1.40%	(2.86)%
Non-controlling interest	908,648	961,252	960,217	(0.11)%	5.68%
Shareholders' equity	39,088,903	37,533,418	38,089,512	1.48%	(2.56)%
Total liabilities and shareholders' equity	352,814,733	338,183,915	342,928,809	1.40%	(2.80)%

Interest income	8,542,451	9,103,642	9,484,710	4.19%	11.03%
Interest expense	(3,187,998)	(4,252,422)	(4,249,597)	(0.07)%	33.30%
Net interest income	5,354,453	4,851,220	5,235,113	7.91%	(2.23)%
Net provisions	(1,741,606)	(1,609,503)	(1,724,239)	7.13%	(1.00)%
Fees and income from service, net	1,021,323	957,932	1,026,068	7.11%	0.46%
Other operating income	537,340	932,566	937,484	0.53%	74.47%
Total Dividends received and equity method	26,376	72,292	(91,014)	(225.90)%	(445.06)%
Total operating expense	(3,220,003)	(3,242,490)	(3,457,059)	6.62%	7.36%
Profit before tax	1,977,883	1,962,017	1,926,353	(1.82)%	(2.61)%
Income tax	(311,588)	(445,442)	(474,414)	6.50%	52.26%
Net income before non-controlling interest	1,666,295	1,516,575	1,451,939	(4.26)%	(12.86)%
Non-controlling interest	(23,600)	(24,816)	(4,032)	(83.75)%	(82.92)%
Net income	1,642,695	1,491,759	1,447,907	(2.94)%	(11.86)%

4Q23

	Quarter			As of
PRINCIPAL RATIOS	4Q22	3Q23	4Q23	4Q22	4Q23
PROFITABILITY
Net interest margin (1) from continuing operations	7.26%	6.81%	7.28%	6.80%	6.99%
Return on average total assets (2) from continuing operations	1.90%	1.77%	1.70%	2.15%	1.78%
Return on average shareholders´ equity (3)	17.30%	16.15%	15.24%	19.80%	16.14%
EFFICIENCY					—
Operating expenses to net operating income	46.40%	47.59%	48.64%	44.58%	45.33%
Operating expenses to average total assets	3.72%	3.85%	4.06%	3.45%	3.77%
Operating expenses to productive assets	4.37%	4.55%	4.81%	4.03%	4.44%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.08%	11.10%	11.11%	11.08%	11.11%
Technical capital to risk weighted assets	12.79%	12.83%	13.40%	12.79%	13.40%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.42	1.53	1.58	5.86	6.66
Net income per share $COP from continuing operations	1,707.89	1,550.96	1,505.37	7,052.71	6,359.70
P/BV ADS (4)	0.84	0.69	0.74	0.84	0.74
P/BV Local (5) (6)	1.05	0.79	0.84	1.05	0.84
P/E (7) from continuing operations	5.66	4.68	5.22	5.48	4.94
ADR price	28.54	26.68	30.77	28.54	30.77
Common share price (8)	42,500	30,810	33,200	42,500	33,200
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	4,810.20	4,053.76	3,822.05	4,810.20	3,822.05

(1)Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders’ equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

4Q23

1.BALANCE SHEET

1.1.Assets

As of December 31, 2023, Bancolombia’ s assets on a consolidated basis totaled COP 342,929 billion, increasing 1.4% compared to 3Q23. Cash and balances grew by loan prepayments during the last few months of the year.

The Colombian peso appreciated 5.7% against the dollar during the fourth quarter of 2023, and 20.5% in the last 12 months. The average exchange rate was 1.9% lower in 4Q23 versus 3Q23, and in the last 12 months higher by 1.7%.

1.2.Loan Portfolio

The following table shows the composition of Bancolombia loans on a consolidated basis by type and currency:

			Amounts in USD		Amounts in USD
(COP Million)	Amounts in COP		converted to COP		(thousands)		Total
(1 USD = 3822,05 COP)	4Q23	4Q23 / 3Q23	4Q23	4Q23 / 3Q23	4Q23	4Q23 / 3Q23	4Q23	4Q23 / 3Q23
Commercial loans	115,714,889	1.53%	46,223,081	(8.31)%	12,093,793	(2.75)%	161,937,971	(1.49)%
Consumer loans	38,495,594	(1.54)%	16,145,034	(4.97)%	4,224,182	0.79%	54,640,628	(2.58)%
Mortgage loans	21,652,325	3.93%	14,598,083	(4.86)%	3,819,438	0.91%	36,250,408	0.20%
Small business loans	555,480	(4.37)%	589,880	(5.54)%	154,336	0.18%	1,145,360	(4.98)%
Interests paid in advance	(21,491)	12.38%	(1,230)	32.55%	(322)	40.58%	(22,720)	13.32%
Gross loans	176,396,798	1.11%	77,554,849	(6.97)%	20,291,427	(1.33)%	253,951,647	(1.51)%

In 4Q23, gross loans declined 1.5% compared to 3Q23 (grew 0.3% when excluding the FX effect) and 5.9% compared to 4Q22. During the last 12 months peso-denominated loans increased 4.2% and dollar-denominated loans (expressed in USD) decreased 3.0%.

As of December 31, 2023, Banco Agricola operations in El Salvador, Banistmo in Panama and BAM in Guatemala represented 24.8% of total gross loans. Gross loans denominated in currencies other than COP, generated by operations in Central America, the international operation of Bancolombia Panamá, Puerto Rico and the USD denominated loans in Colombia, accounted for 30.5% of the portfolio, and decreased 1.3% in the quarter (when expressed in USD).

Allowances for loan losses decreased 0.8% during the quarter and totaled COP 16,223 billion or 6.4% of the gross loans at the end of the quarter.

The loan book on a consolidated basis posted a sustained decrease during all quarters of the year. For 4Q23 particularly, the lower portfolio balance in foreign currency and the revaluation of the Colombian peso against the dollar explained such variation by the restatement of foreign subsidiaries balances.

The Retail portfolio denotes the largest quarterly reduction on a consolidated basis, mainly because of Bancolombia S.A., personal loans present the largest decrease in 4Q23. Commercial loans contracted to a greater extent, due to the operation in Bancolombia Panama and the slowdown in foreign currency originations from corporate clients. The mortgage portfolio maintains a steady growth and is the only segment that reflects an increasing volume in all geographies.

Banco Agromercantil maintained an almost flat balance calculated in USD during 4Q23. The greatest change took place in commercial loans with a quarterly contraction due to prepayments from corporate clients, as well as the consumer

4Q23

portfolio, which has continued a decreasing path since June following the bank's lower risk appetite. Mortgage loans offset this contraction with a very good performance growing constantly month by month in 2023.

Banco Agricola resumed a growing path, up 1.7% calculated in USD. All segments revealed good dynamics in the quarter, with a changing trend on commercial loans, with an incremental demand during 4Q23. Lastly, personal loans contributed to the largest balance in the retail portfolio.

The portfolio in Banistmo decreased 1.0% calculated in USD during 4Q23. Commercial loans largely kept a decreasing trend in the last year as the bank has prioritized the improvement of its margins, deeming the best risk profile segments.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia total loan portfolio on a consolidated basis:

LOAN PORTFOLIO						% of total
(COP million)	4Q22	3Q23	4Q23	4Q23 / 3Q23	4Q23 / 4Q22	loans
Commercial	171,603,178	164,387,660	161,937,971	(1.49)%	(5.63)%	63.77%
Consumer	59,639,758	56,085,733	54,640,628	(2.58)%	(8.38)%	21.52%
Mortgage	37,371,373	36,176,580	36,250,408	0.20%	(3.00)%	14.27%
Microcredit	1,328,715	1,205,344	1,145,360	(4.98)%	(13.80)%	0.45%
Interests received in advance	(19,285)	(20,051)	(22,720)	13.32%	17.81%	(0.01)%
Total loan portfolio	269,923,739	257,835,266	253,951,647	(1.51)%	(5.92)%	100.00%
Allowance for loan losses	(15,479,640)	(16,352,753)	(16,223,103)	(0.79)%	4.80%	0.00
Total loans, net	254,444,099	241,482,513	237,728,544	(1.55)%	(6.57)%	0.00

1.3.Investment Portfolio

As of December 31, 2023, Bancolombia net investment portfolio on a consolidated basis totaled COP 25,674 billion, decreasing 5.2% from the end of 3Q23 and 8.1% from the end of 4Q22. By adding interbank borrowings, repurchase agreements and financial assets investments, the higher resulting balance in the quarter is explained by the ample liquidity of the bank, with a significant increase in simultaneous purchases operations. At the end of 4Q23, the investment portfolio in debt securities had a duration of 17.2 months and a weighted average yield to maturity of 9.3%.

1.4.Goodwill and intangibles

At the end of 4Q23, Bancolombia’ s goodwill and intangibles on a consolidated basis totaled COP 8,490 billion, down 4.5% compared to 3Q23. This quarterly variation is mainly explained by the revaluation of the COP against the USD and the restatement of foreign subsidiaries balances.

1.5.Funding

As of December 31, 2023, Bancolombia’ s liabilities at the consolidated level totaled COP 303,879 billion, increasing 1.4% from the end of 3Q23, and decreasing 2.9% compared to 4Q22.

Customer deposits totaled COP 247,941 billion (81.6% of liabilities) at the end of 4Q23, up 1.5% compared to 3Q23 and down 1.2% over the last 12 months. On a quarterly basis, the 5.7% currency revaluation drove deposits up by the restatement of foreign subsidiaries balances. Net loans to deposits ratios was 95.9% at the end of 4Q23 lower than the 98.9% ratio from 3Q23, basically because of the greater variation of the loan balance.

The deposit mix illustrated a changing trend in 4Q23. For the first time during the year, demand deposits grew quarterly whereas time deposits decreased. Amid a better liquidity position and a slow dynamic in loan growth, the bank has reduced its appetite for higher-cost sources of deposits. Savings accounts remained as the main source of funding, increasing their

4Q23

share to 39% of the total amount. On the other hand, checking accounts went from 12% in 3Q23 to 13% as of December 2023.

Loans with banks fell slightly in the quarter, mainly in foreign currency, on the back of a better liquidity position. Debt securities decreased mainly due to the maturity of two bonds reaching their term to maturity, one of them issued in 2011 and the second one issued in 2016.

Funding mix
COP Million	4Q22		3Q23		4Q23
Checking accounts	40,808,856	14%	33,482,292	12%	34,993,066	13%
Saving accounts	118,443,600	41%	104,173,593	38%	108,971,334	39%
Time deposits	87,138,067	30%	101,668,222	37%	98,686,516	35%
Other deposits (Includes Repos)	4,790,852	2%	5,353,341	2%	5,760,559	2%
Long term debt	19,575,988	7%	15,790,127	6%	14,663,576	5%
Loans with banks	20,594,770	7%	16,929,710	6%	16,254,747	6%
Total Funds	291,352,133	100%	277,397,285	100%	279,329,798	100%

1.6.Shareholders’ Equity and Regulatory Capital

Shareholders’ equity attributable to the owners of the parent company at the end of 4Q23 was COP 38,090 billion, increasing by 1.5% compared to 3Q23 and decreasing 2.6% when compared to 4Q22. Despite the peso appreciation during the quarter and the effect on balances of foreign subsidiaries, equity grew on the back of net income generation.

Bancolombia solvency ratio on a consolidated basis under Basel III was 13.40% in 4Q23 standing 253 basis points above the minimum level required by the regulator in Colombia, while the basic capital ratio (Tier 1) stood at 11.42%, 392 basis points above the minimum regulatory capital level (value to fully comply with the new capital requirements in the third year of the Basel III phase-in period). The increase in solvency levels is mainly due to the earnings accrual during the quarter. The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 8.66% at the end of 4Q23.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	4Q22%		3Q23%		4Q23%
Basic capital (Tier I)	29,650,476	10.37%	29,812,695	10.87%	30,785,197	11.42%
Additional capital (Tier II)	6,917,171	2.42%	5,408,719	1.97%	5,338,147	1.98%
Technical capital (1)	36,551,511		35,209,488		36,112,657
Risk weighted assets including market and operational risk (2)	285,878,639		274,334,930		269,591,211
CAPITAL ADEQUACY (3)		12.79%		12.83%		13.40%

(1)	Technical capital is the sum of basic and additional capital, minus deductions ($11.926MM for 3Q23 and $10.687MM for 4Q23).
(2)	Operational risk applies to 4Q22, 3Q23 and 4Q23 after the adoption of Basel III regulation.
(3)	Capital adequacy is technical capital divided by risk-weighted assets.

2.INCOME STATEMENT

Net interest income totaled COP 5,235 billion in 4Q23, 7.9% higher than 3Q23. The investment portfolio contributed largely to this result. Interest income and valuation of financial instruments was COP 704 billion, representing a growth of 67.0% in the quarter. The bank continued in 4Q23 with a significant liquidity surplus that were mainly allocated to active simultaneous operations, while the position in local public debt securities had a marginal increase.

2.1.Net Interest Income

Net interest income totaled COP 4,851 billion in 3Q23, 1.7% lower than 2Q23. The investment portfolio had a better performance during the quarter, interest income and valuation of financial instruments was COP 421 billion in 3Q23. This

4Q23

is explained by a higher volume of repos trading operations. Additionally, revenues from debt securities grew, especially from securities held to maturity and hedging with corporate and institutional clients.

Net Interest Margin

The annualized net interest margin on investments in 4Q23 stood at 4.5%, contributing to a total NIM increase of 48 bps on a consolidated basis and reaching 7.3%.

The annualized net interest margin of the loan portfolio was 7.7%, 11 basis points above 3Q23 and 8 basis points below 4Q22. The better performance of the lending business is a result of a higher yield and stable interest expenses on a consolidated basis, with an important contribution from BAM's operation, due to normalized revenues after the reversals carried out in 3Q23 by anticipated income accrual during the first half of the year associated with changes in interest rates.

Annualized Interest
Margin	4Q22	3Q23	4Q23
Loans' Interest margin	7.6%	7.6%	7.7%
Debt investments' margin	4.6%	1.0%	4.5%
Net interest margin (1)	7.3%	6.8%	7.3%

(1) Net interest margin and valuation income on financial instruments.

Saving accounts grew 4.6% compared to 3Q23 and checking accounts 4.5%. The annualized weighted average cost of deposits was 5.66% in 4Q23, decreasing 4 basis points compared to 3Q23 and increasing 264 basis points compared to 4Q22.

The board of directors of the Central Bank in Colombia decided in December to cut the reference rate for the first time since 2020. A monetary policy change by the Central Bank implied a stabilization in rates during the second half of the year. In addition, the bank's deposit taking activity changed during the last quarter. Due to lower liquidity needs, time deposits balances decreased, reducing pressure on the total cost of funding on a consolidated basis, and contracting sequentially for the first time in 2 years.

Average weighted
funding cost	4Q22	3Q23	4Q23
Checking accounts	0.20%	0.27%	0.28%
Saving accounts	3.10%	3.28%	3.39%
Time deposits	7.31%	10.16%	10.02%
Total deposits	4.03%	5.70%	5.66%
Long term debt	7.86%	8.20%	8.45%
Loans with banks	4.36%	6.15%	6.23%
Total funding cost	4.28%	5.82%	5.80%

2.2.Fees and Income from Services

During 4Q23, total fees and commissions, net totaled COP 1,026 billion, up 7.1% compared to 3Q23, and up 0.5% compared to 4Q22.

Credit and debit card fees and commercial establishments increased 10.9% and 5.8% during the year. This increase is largely explained by the operation in Colombia and the greater volume of transactions in channels as a seasonal effect of the last months of the year with outstanding results in the acquiring business. Higher revenues resulted from merchant discount rate by the different card issuers, a greater number of transactions with merchants both on debit cards and credit cards both through electronic and POS, domestic and international purchases with the different affiliated networks.

4Q23

Bancassurance and banking services also added to the positive results in the quarter figures and broadly, in 2023. The first one due to the good performance in insurance policy renewals, the second one mainly due to the incremental use of electronic and digital banking services by retail customers.

The higher fee expenses in the quarter were driven by a higher volume of processed data in connection with banking services and higher royalties paid to credit-debit card franchises due to the higher amount of transactions.

2.3.Other Operating Income

Total other operating income was COP 937 billion in 4Q23, up 0.5% compared to 3Q23. Income from operating leases was COP 471 billion in 4Q23, an increase of 4.4% compared to 3Q23 and 21.4% compared to 4Q22. The better performance was driven by an improvement in customer financial lease agreements at Bancolombia S.A. and customer rental contracts of vehicles at Renting Colombia and higher income in property rentals.

2.4. Dividends received, and share of profits

Total dividends received and other net income from equity method investees was COP -91 billion in 4Q23, with a balance reduction mainly by impairment charges in associates and joint businesses corresponding to TUYA S.A., following the market valuation carried out during the quarter.

2.5.Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 12,357 billion at the end of 4Q23 and represented 5.0% of total gross loans, whereas 90-day past-due loans totaled 8,082 billion and represented 3.3%, both ratios increased quarterly largely due to a greater amount of retail clients becoming delinquent. During the quarter, charge-offs totaled COP 1,690 billion, mostly by the impact of consumer loan vintages.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 120.0% at the end of 4Q23, decreasing compared to 122.5% at the end of 3Q23. The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 1,832 billion, decreasing for the first time in the year.

Provision charges (net of recoveries) totaled COP 1,724 billion in 4Q23, increasing 7.1% compared to 3Q23.

When broken down by category, SME and mid-sized segments represented a decrease in the quarter due to provision releases tied to the reduction in the portfolio following credit prepayments and new settlements with clients to honor overdue obligations. Provision for loan losses on the large exposures´ segment is explained by deterioration of some clients from construction and retail sectors. Finally, in the consumer segment there was no significant growth provided that past due loan formation is properly being contained. In the annual analysis, it is worth highlighting a higher provision expense in connection with consumer and the deterioration of unsecured loans year over year, mainly in Colombia and Guatemala.

Provisions as a percentage of average gross loans were 2.7% annualized for 4Q23 and 2.8% for the last 12 months. Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 14,833 billion, or 6.0% of total loans at the end of 4Q23, stable when compared to 3Q23.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	4Q22	3Q23	4Q23
Total 30‑day past due loans	8,489,903	12,215,401	12,357,192
Allowance for loan losses (1)	14,325,181	14,961,116	14,833,191
Past due loans to total loans	3.24%	4.88%	5.01%
Allowances to past due loans	168.73%	122.48%	120.04%
Allowance for loan losses as a percentage of total loans	5.47%	5.98%	6.02%

(1)	Allowances are reserves for the principal of loans.

4Q23

	% Of loan	30 days
PDL Per Category	Portfolio	4Q22	3Q23	4Q23
Commercial loans	63.8%	2.14%	3.39%	3.26%
Consumer loans	21.5%	5.42%	8.19%	8.76%
Mortgage loans	14.3%	4.47%	6.23%	6.95%
Microcredit	0.5%	10.84%	11.00%	10.44%
PDL TOTAL		3.24%	4.88%	5.01%

	% Of loan	90 days
PDL Per Category	Portfolio	4Q22	3Q23	4Q23
Commercial loans	63.8%	1.78%	2.78%	2.80%
Consumer loans	21.5%	2.87%	4.51%	4.83%
Mortgage loans*	14.3%	2.58%	2.75%	2.93%
Microcredit	0.5%	6.34%	6.65%	6.57%
PDL TOTAL		2.16%	3.17%	3.28%

*Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

	3Q23			4Q23			4Q23 / 3Q23
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	225,216,476	2,834,313	1.3%	222,372,889	3,695,903	1.7%	(1.3)%	30.4%
Stage 2	17,300,483	3,541,983	20.5%	16,042,661	2,536,402	15.8%	(7.3)%	(28.4)%
Stage 3	15,318,307	9,976,457	65.1%	15,536,097	9,990,798	64.3%	1.4%	0.1%
Total	257,835,266	16,352,753	6.3%	253,951,647	16,223,103	6.4%	(1.5)%	(0.8)%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.6.Operating Expenses

During 4Q23, operating expenses totaled COP 3,457 billion, increasing 6.6% compared to 3Q23 and 7.4% compared to 4Q22.

The efficiency ratio was 48.6% and 45.3% in the last twelve months. Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 1,339 billion in 4Q23, up 0.3% from 3Q23 and up 13.0% from 4Q22. General expenses grew 11.0% in the quarter and 4.1% compared to 4Q22.

Such growth is due to a seasonal effect of the last quarter in some expenses such as service fees, maintenance of assets, as well as data processing charges. In the annual analysis, it is worth noting the higher amount of corporate municipality fee collections other than income tax, growth in expenses associated with vehicle deterioration due to rental business (Renting Colombia) and finally technology renewal charges as well as business transformation projects.

As of December 31, 2023, Bancolombia had 34,756 employees, owned 831 branches, 6,080 ATMs, 35,431 banking agents and served more than 30 million customers.

2.7.Taxes

Bancolombia consolidated income tax for 4Q23 was COP 471 billion. On a consolidated basis, lower tax rates on earnings from foreign subsidiaries imply a lower effective tax rate than the Colombian statutory tax rate. Additionally, due to the tax benefits in Guatemala, El Salvador, and Panama, corresponding to exempt yields on government-issued securities. On the other hand, it is worth noting the application of tax benefits in Colombia such as the exempt income for the mortgage portfolio for social housing and investments in productive fixed assets also contribute to a lower income tax.

4Q23

3.BREAK DOWN OF OPERATIONS

The following tables summarize the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) – COLOMBIA

The portfolio of Bancolombia S.A. increased by 0.7% in 4Q23 and 1.9% over the last 12 months. The commercial portfolio reactivated during the quarter, coupled with the good performance of mortgage loans throughout 2023. Conversely, consumer loans maintained a decreasing trend in all quarters of the year, decreasing by 1.5% in 4Q23, with a deeper effect on unsecured personal loans and credit cards. In the funding structure, there is a turning point in time deposits taking with a quarterly decrease that was favorably offset by an increase in sight deposits; both savings and checking accounts reflect a significant increase in balances during 4Q23, the latter mainly in the corporate segment.

Net result for Bancolombia S.A. was COP 1.4 trillion, representing a decrease of 2.1% compared to the result of 3Q23. Net interest income grew by 6.8% with a significant contribution from investments due to valuation of debt securities and higher liquidity operations income. Growth in loan-losses provisions is mainly explained by a base effect of the previous quarter when significant releases were made on a corporate client. Operating expenses reflect a seasonal effect as the last quarter is more intensive in general expenses, mainly due to providers´ fees and the operation of Renting related to its vehicle fleet. Net interest margin for Bancolombia S.A. in 4Q23 was 8.3%, and the annualized quarterly ROE was 15.2%.

BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	4Q22	3Q23	4Q23	4Q23 / 3Q23	4Q23 / 4Q22
ASSETS
Gross loans	179,835,433	181,984,405	183,293,823	0.72%	1.92%
Allowances for loans	(11,464,656)	(12,927,831)	(13,050,569)	0.95%	13.83%
Investments	42,826,853	39,492,752	38,504,813	(2.50)%	(10.09)%
Other assets	32,886,437	35,903,611	44,105,490	22.84%	34.11%
Total assets	244,084,066	244,452,938	252,853,558	3.44%	3.59%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	152,682,418	158,675,541	165,208,609	4.12%	8.20%
Other liabilities	51,730,320	48,223,961	49,587,643	2.83%	(4.14)%
Total liabilities	204,412,739	206,899,503	214,796,252	3.82%	5.08%
Shareholders’ equity	39,671,327	37,553,435	38,057,305	1.34%	(4.07)%
Total liabilities and shareholders’ equity	244,084,066	244,452,938	252,853,558	3.44%	3.59%

Interest income	6,660,313	7,420,656	7,673,654	3.41%	15.21%
Interest expense	(2,632,620)	(3,581,242)	(3,573,823)	(0.21)%	35.75%
Net interest income	4,027,692	3,839,414	4,099,831	6.78%	1.79%
Net provisions	(1,476,617)	(1,303,475)	(1,475,745)	13.22%	(0.06)%
Fees and income from service, net	708,763	660,453	691,929	4.77%	(2.38)%
Other operating income	656,376	1,034,362	914,344	(11.60)%	39.30%
Total operating expense	(2,171,524)	(2,243,117)	(2,342,916)	4.45%	7.89%
Profit before tax	1,744,691	1,987,638	1,887,444	(5.04)%	8.18%
Income tax	(103,635)	(511,220)	(442,136)	(13.51)%	326.63%
Net income	1,641,056	1,476,418	1,445,308	(2.11)%	(11.93)%

4Q23

BANISTMO- PANAMA

Loans in Banistmo decreased 1.0% (calculated in USD) in 4Q23. The commercial portfolio has experienced the greatest decline, as the competitive environment in the banking industry in Panama has exerted pressure on originations, with a focus on margins defense and the selection of better risk profiles. Consumer loans remained stable during the quarter, while home lending reflects a growing trend throughout 2023. Amid an environment of still-high interest rates in Panama and a strong appetite in the system for interest-bearing deposits, there is a significant growth in Banistmo´ s funding structure, mainly in time deposits and checking accounts, offsetting the reduction in savings account balances.

The net result for Banistmo in 4Q23 was a net income of COP 68.1 billion, representing a decrease of 32.8% on a quarterly basis. Net interest income from the loan portfolio closed with a similar balance to the previous quarter, highlighting the increase in interest expenses due to the higher weight of deposits. It is worth noting the difference in provision expenses in the period, with a significant reduction due to reserve releases mainly in consumer and the updating of macro parameters. Net fees increased due to better dynamics in investment banking services. The result in 4Q23 is largely explained by the variation in tax expenses and operating expenses, mainly due to adjustments in variable bonuses compared to previous quarters, as well as expenses related to transformation projects and technology services. Banistmo net interest margin for 4Q23 was 3.6%, and the annualized quarterly ROE was 5.9%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	4Q22	3Q23	4Q23	4Q23 / 3Q23	4Q23 / 4Q22
ASSETS
Gross loans	39,440,223	32,901,565	30,704,582	(6.68)%	(22.15)%
Allowances for loans	(2,137,733)	(1,768,072)	(1,579,573)	(10.66)%	(26.11)%
Investments	7,124,914	6,171,070	5,572,981	(9.69)%	(21.78)%
Other assets	8,013,913	4,808,328	6,039,740	25.61%	(24.63)%
Total assets	52,441,316	42,112,890	40,737,731	(3.27)%	(22.32)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	35,360,675	28,172,068	27,357,703	(2.89)%	(22.63)%
Other liabilities	11,716,321	9,325,378	8,955,283	(3.97)%	(23.57)%
Total liabilities	47,076,995	37,497,446	36,312,985	(3.16)%	(22.86)%
Shareholders’ equity	5,364,320	4,615,445	4,424,745	(4.13)%	(17.52)%
Total liabilities and shareholders’ equity	52,441,316	42,112,890	40,737,731	(3.27)%	(22.32)%

Interest income	756,156	660,795	673,700	1.95%	(10.90)%
Interest expense	(290,697)	(316,386)	(325,263)	2.81%	11.89%
Net interest income	465,459	344,409	348,437	1.17%	(25.14)%
Net provisions	(150,405)	(108,820)	(49,860)	(54.18)%	(66.85)%
Fees and income from service, net	64,591	65,535	75,688	15.49%	17.18%
Other operating income	23,424	20,068	10,251	(48.92)%	(56.24)%
Total operating expense	(260,262)	(230,929)	(291,290)	26.14%	11.92%
Profit before tax	142,808	90,264	93,225	3.28%	(34.72)%
Income tax	(7,708)	11,154	(25,118)	(325.19)%	225.88%
Net income	135,100	101,418	68,107	(32.85)%	(49.59)%

4Q23

BANAGRICOLA- EL SALVADOR

Loans in Banco Agricola decreased 0.6% (calculated in USD). This variation is mainly based on commercial, whereas Loans in Banco Agricola increased 1.7% (calculated in USD) in 4Q23. Banco Agricola is the only subsidiary reporting sustained growth in consumer during 2023. The strategy of offering pre-approved small loans based on analytics has resulted successful with risk adjusted returns. The commercial portfolio also had a notable performance in the quarter with incremental originations, whereas mortgages remained stable. There are no significant changes in the funding structure; the reduction in checking accounts was offset by growth in savings accounts, which continued to be the main source of funding, representing nearly half of the liabilities.

Net result for Banco Agricola in 4Q23 was a net income of COP 145.2 billion, representing a 45.5% increase compared to 3Q23. There is a slight decrease in net interest income generation attributed to the higher increase in interest expenses. This effect is due to loans with banks and adjustments in the calculation of amortized cost. The greatest contribution to net income was related to the provision releases, mainly due to improvements in risk classifications of consumer loan balances, as well as improvements in previously deteriorated corporate clients. Operating expenses increase during the quarter mainly due to intangibles amortization associated with projects such as the credit card information system change. Banco Agricola’s net interest margin for 4Q23 was 6.3%, and the annualized quarterly ROE was 24.1%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	4Q22	3Q23	4Q23	4Q23 / 3Q23	4Q23 / 4Q22
ASSETS
Gross loans	18,971,871	16,040,118	15,373,156	(4.16)%	(18.97)%
Allowances for loans	(729,238)	(655,826)	(552,236)	(15.80)%	(24.27)%
Investments	3,645,912	3,106,838	2,710,012	(12.77)%	(25.67)%
Other assets	4,807,979	4,667,329	4,077,655	(12.63)%	(15.19)%
Total assets	26,696,524	23,158,459	21,608,586	(6.69)%	(19.06)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	19,873,744	17,068,844	16,067,074	(5.87)%	(19.15)%
Other liabilities	3,865,240	3,702,160	3,153,294	(14.83)%	(18.42)%
Total liabilities	23,738,984	20,771,004	19,220,368	(7.47)%	(19.03)%
Non-controlling interest	22,993	21,838	23,049	5.55%	0.24%
Stockholders’ equity attributable to the owners of the parent company	2,934,546	2,365,617	2,365,169	(0.02)%	(19.40)%
Total liabilities and shareholders’ equity	26,696,524	23,158,459	21,608,586	(6.69)%	(19.06)%

Interest income	445,747	425,967	432,924	1.63%	(2.88)%
Interest expense	(97,416)	(115,972)	(131,569)	13.45%	35.06%
Net interest income	348,330	309,994	301,355	(2.79)%	(13.49)%
Net provisions	(28,770)	(78,803)	12,608	(116.00)%	(143.82)%
Fees and income from service, net	79,287	60,515	79,003	30.55%	(0.36)%
Other operating income	3,754	9,734	41,479	326.13%	1004.80%
Total operating expense	(196,978)	(170,469)	(242,536)	42.28%	23.13%
Profit before tax	205,624	130,971	191,909	46.53%	(6.67)%
Income tax	(82,049)	(29,333)	(44,198)	50.68%	(46.13)%
Net income before non-controlling interest	123,575	101,639	147,711	45.33%	19.53%
Non-controlling interest	(2,499)	(1,865)	(2,556)	37.00%	2.25%
Net income	121,076	99,773	145,156	45.49%	19.89%

4Q23

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

Loans in BAM increased 0.1% Q/Q in 4Q23 (calculated in USD). The mortgage portfolio maintained a steady path of expansion throughout the year. This performance is offset by consumer, which began a process of deceleration in the second half of 2023 as a more conservative risk strategy after experiencing a fast pace of growth in recent years. In 4Q23, the contraction in unsecured personal loans is particularly noteworthy. However, the greatest reduction in the quarter took place in the commercial portfolio due to significant prepayments from corporate clients. In the funding structure, there was a decrease in deposits overall, with no major impacts on the lending business due to a liquidity surplus.

The net result for BAM in 4Q23 was a loss of COP 7.9 billion. Net interest income increased in the quarter, mainly in the lending business following a normalization in adjustments of income reversals from previous quarters' revenues related to changes in interest rates. Interest expenses slightly increased mainly due to higher interest rates on deposits, mainly in savings and time deposits. The greatest impact on results is related to net provisions, increasing during the quarter mainly due to deterioration of corporate clients and consumer loans reaching past-due, particularly in credit cards, as a seasonal effect and the customer payment behavior. BAM's net interest margin for 4Q23 was 5.1%, and the annualized quarterly ROE was -1.6%.

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Change
(COP million)	4Q22	3Q23	4Q23	4Q23 / 3Q23	4Q23 / 4Q22
ASSETS
Gross loans	20,866,364	17,973,405	16,958,954	(5.64)%	(18.73)%
Allowances for loans	(950,068)	(871,229)	(887,518)	1.87%	(6.58)%
Investments	1,964,271	1,726,291	1,604,091	(7.08)%	(18.34)%
Other assets	4,263,062	4,050,747	3,701,678	(8.62)%	(13.17)%
Total assets	26,143,629	22,879,213	21,377,205	(6.56)%	(18.23)%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	19,132,036	17,089,427	15,514,804	(9.21)%	(18.91)%
Other liabilities	4,503,961	3,753,386	3,954,272	5.35%	(12.20)%
Total liabilities	23,635,998	20,842,814	19,469,076	(6.59)%	(17.63)%
Non-controlling interest	21,728	21,772	22,401	2.89%	3.10%
Stockholders’ equity attributable to the owners of the parent company	2,485,903	2,014,628	1,885,728	(6.40)%	(24.14)%
Total liabilities and shareholders’ equity	26,143,629	22,879,213	21,377,205	(6.56)%	(18.23)%

Interest income	504,000	319,144	453,857	42.21%	(9.95)%
Interest expense	(183,932)	(196,438)	(203,252)	3.47%	10.50%
Net interest income	320,069	122,706	250,606	104.23%	(21.70)%
Net provisions	(92,929)	(112,455)	(169,741)	50.94%	82.66%
Fees and income from service, net	35,216	27,550	35,752	29.77%	1.52%
Other operating income	41,728	32,384	25,668	(20.74)%	(38.49)%
Total operating expense	(190,514)	(156,728)	(163,678)	4.43%	(14.09)%
Profit before tax	113,569	(86,543)	(21,394)	(75.28)%	(118.84)%
Income tax	(13,499)	27,689	14,734	(46.79)%	(209.15)%
Net income before non-controlling interest	100,070	(58,855)	(6,661)	(88.68)%	(106.66)%
Non-controlling interest	(1,339)	(520)	(1,206)	132.10%	(9.94)%
Net income	98,731	(59,374)	(7,867)	(86.75)%	(107.97)%

4Q23

4.BANCOLOMBIA Company Description (NYSE: CIB, BVC: BCOLOMBIA Y PFBCOLOM)

GRUPO BANCOLOMBIA is a full-service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 30 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), International banking and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(601) 4885371
E-mail:	IR@bancolombia.com.co
Contacts:	Catalina Tobón Rivera (IR Director)
Website:	https://www.grupobancolombia.com/investor-relations

4Q23

CONSOLIDATED BALANCE SHEET				Change			% of
(COP million)	4Q22	3Q23	4Q23	4Q23 / 3Q23	4Q23 / 4Q22	% of Assets	Liabilities
ASSETS
Cash and balances at central bank	24,721,168	20,918,925	27,974,984	33.73%	13.16%	8.16%
Interbank borrowings	4,050,407	2,632,178	3,983,699	51.35%	(1.65)%	1.16%
Reverse repurchase agreements and other similar secured lend	2,873,716	5,464,711	7,840,926	43.48%	172.85%	2.29%
Financial assets investment	27,940,140	27,072,706	25,674,195	(5.17)%	(8.11)%	7.49%
Derivative financial instruments	4,961,237	5,945,700	6,252,270	5.16%	26.02%	1.82%
Loans and advances to customers	269,923,739	257,835,266	253,951,647	(1.51)%	(5.92)%	74.05%
Allowance for loan and lease losses	(15,479,640)	(16,352,753)	(16,223,103)	(0.79)%	4.80%	(4.73)%
Investment in associates and joint ventures	2,915,633	3,139,848	2,997,603	(4.53)%	2.81%	0.87%
Goodwill and Intangible assets, net	10,439,192	8,890,432	8,489,697	(4.51)%	(18.67)%	2.48%
Premises and equipment, net	6,727,066	6,661,634	6,522,534	(2.09)%	(3.04)%	1.90%
Investment property	3,994,058	4,539,308	4,709,911	3.76%	17.92%	1.37%
Right of use assets	1,827,108	1,598,754	1,634,045	2.21%	(10.57)%	0.48%
Prepayments	576,742	732,067	713,505	(2.54)%	23.71%	0.21%
Tax receivables	1,066,031	2,163,913	1,386,967	(35.90)%	30.11%	0.40%
Deferred tax	764,594	702,862	685,612	(2.45)%	(10.33)%	0.20%
Assets held for sale and inventories	608,449	931,022	906,753	(2.61)%	49.03%	0.26%
Other assets	4,905,093	5,307,342	5,427,564	2.27%	10.65%	1.58%
Total assets	352,814,733	338,183,915	342,928,809	1.40%	(2.80)%	100.00%
LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Deposit by customers	250,992,323	244,192,701	247,941,180	1.54%	(1.22)%	72.30%	81.59%
Interbank Deposits	902,132	716,031	606,141	(15.35)%	(32.81)%	0.18%	0.20%
Derivative financial instrument	4,737,454	5,570,293	6,710,364	20.47%	41.64%	1.96%	2.21%
Borrowings from other financial institutions	19,692,638	16,213,679	15,648,606	(3.49)%	(20.54)%	4.56%	5.15%
Debt securities in issue	19,575,988	15,790,127	14,663,576	(7.13)%	(25.09)%	4.28%	4.83%
Lease liability	1,900,268	1,707,301	1,773,610	3.88%	(6.67)%	0.52%	0.58%
Preferred shares	584,204	569,477	584,204	2.59%	0.00%	0.17%	0.19%
Repurchase agreements and other similar secured borrowing	189,052	484,747	470,295	(2.98)%	148.76%	0.14%	0.15%
Current tax	965,180	886,814	164,339	(81.47)%	(82.97)%	0.05%	0.05%
Deferred tax	633,361	1,742,089	1,785,230	2.48%	181.87%	0.52%	0.59%
Employees benefit plans	765,371	866,086	882,954	1.95%	15.36%	0.26%	0.29%
Other liabilities	11,879,211	10,949,900	12,648,581	15.51%	6.48%	3.69%	4.16%
Total liabilities	312,817,182	299,689,245	303,879,080	1.40%	(2.86)%	88.61%	100.00%
SHAREHOLDERS’ EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.14%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.42%
Appropriated reserves	15,930,665	20,052,460	20,044,769	(0.04)%	25.83%	5.85%
Retained earnings	10,061,654	7,209,719	8,632,214	19.73%	(14.21)%	2.52%
Accumulated other comprehensive income, net of tax	7,758,216	4,932,871	4,074,161	(17.41)%	(47.49)%	1.19%
Stockholders’ equity attributable to the owners of the parent company	39,088,903	37,533,418	38,089,512	1.48%	(2.56)%	11.11%
Non-controlling interest	908,648	961,252	960,217	(0.11)%	5.68%	0.28%
Total liabilities and equity	352,814,733	338,183,915	342,928,809	1.40%	(2.80)%	100.00%

4Q23

INCOME STATEMENT	As of		Growth				Change
(COP million)	Dic-22	Dic-23	Dic-23 / Dic-22	4Q22	3Q23	4Q23	4Q23 / 3Q23	4Q23 / 4Q22
Interest income and expenses
Interest on loans and financial leases
Commercial	10,950,463	17,277,481	57.78%	3,728,319	4,279,353	4,402,429	2.88%	18.08%
Consumer	7,821,758	10,062,092	28.64%	2,396,536	2,495,250	2,391,073	(4.18)%	(0.23)%
Small business loans	172,384	169,301	(1.79)%	45,166	40,809	41,141	0.81%	(8.91)%
Mortgage	3,377,432	3,852,725	14.07%	930,191	839,999	900,282	7.18%	(3.22)%
Financial leases	2,461,456	3,879,188	57.60%	811,089	984,525	994,678	1.03%	22.63%
Total interest income on loans and financial leases	24,783,493	35,240,787	42.19%	7,911,301	8,639,936	8,729,603	1.04%	10.34%
Interest income on overnight and market funds	61,962	197,307	218.43%	34,585	42,277	51,403	21.59%	48.63%
Interest and valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Interest on debt instruments using the effective interest method	588,792	1,029,377	74.83%	211,217	262,316	263,663	0.51%	24.83%
Valuation on financial instruments	—	—	0.00	—	—	—	0.00	0.00
Debt investments	1,198,296	628,082	(47.59)%	309,777	28,066	403,140	1336.40%	30.14%
Derivatives	171,381	(157,818)	(192.09)%	60,301	65,916	(95,244)	(244.49)%	(257.95)%
Repos	(84,410)	137,014	(262.32)%	(19,365)	73,872	123,646	67.38%	(738.50)%
Others	77,433	(28,590)	(136.92)%	34,635	(8,741)	8,499	(197.23)%	(75.46)%
Total valuation on financial instruments	1,362,700	578,688	(57.53)%	385,348	159,113	440,041	176.56%	14.19%
Total Interest on debt instruments and valuation on financial instruments	1,951,492	1,608,065	(17.60)%	596,565	421,429	703,704	66.98%	17.96%
Total interest and valuation on financial instruments	26,796,947	37,046,159	38.25%	8,542,451	9,103,642	9,484,710	4.19%	11.03%
Interest expense
Borrowings from other financial institutions	(763,717)	(1,658,996)	117.23%	(322,521)	(417,227)	(428,254)	2.64%	32.78%
Overnight funds	(11,375)	(30,540)	168.48%	(5,235)	(6,527)	(4,421)	(32.27)%	(15.55)%
Debt securities in issue	(1,328,511)	(1,426,615)	7.38%	(368,699)	(342,631)	(321,611)	(6.13)%	(12.77)%
Deposits	(6,141,680)	(13,323,516)	116.94%	(2,435,834)	(3,425,707)	(3,436,784)	0.32%	41.09%
Preferred shares	(57,701)	(57,701)	0.00%	(14,727)	(14,325)	(14,727)	2.81%	0.00%
Lease liabilities	(111,349)	(113,815)	2.21%	(31,162)	(28,993)	(28,963)	(0.10)%	(7.06)%
Other interest	(28,137)	(57,112)	102.98%	(9,820)	(17,012)	(14,837)	(12.79)%	51.09%
Total interest expenses	(8,442,470)	(16,668,295)	97.43%	(3,187,998)	(4,252,422)	(4,249,597)	(0.07)%	33.30%
Net interest margin and valuation on financial instruments before impairment on loans and financial leases, off balance sheet credit instruments and other financial instruments	18,354,477	20,377,864	11.02%	5,354,453	4,851,220	5,235,113	7.91%	(2.23)%
Credit impairment charges on loans and advance and financial leases	(4,396,319)	(8,232,413)	87.26%	(1,892,468)	(1,830,584)	(2,005,633)	9.56%	5.98%
Recovery of charged - off loans	674,966	770,934	14.22%	176,989	230,524	246,992	7.14%	39.55%
Credit impairment charges on off balance sheet credit instruments	(38,066)	6,532	(117.16)%	(19,666)	(746)	19,477	(2710.86)%	(199.04)%
Credit impairment charges/recovery on investments	(32,278)	(6,639)	(79.43)%	(6,461)	(8,697)	14,925	(271.61)%	(331.00)%
Total credit impairment charges, net	(3,791,697)	(7,461,586)	96.79%	(1,741,606)	(1,609,503)	(1,724,239)	7.13%	(1.00)%
Net interest margin and valuation on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments and other financial instruments	14,562,780	12,916,278	(11.31)%	3,612,847	3,241,717	3,510,874	8.30%	(2.82)%
Fees and commission income								0.00
Banking services	837,361	991,563	18.42%	242,992	242,110	263,843	8.98%	8.58%
Credit and debit card fees and commercial establishments	2,779,760	3,070,428	10.46%	781,800	745,614	827,040	10.92%	5.79%
Brokerage	27,848	26,708	(4.09)%	5,919	5,782	5,920	2.39%	0.02%
Acceptances, Guarantees and Standby Letters of Credit	91,358	107,681	17.87%	25,437	26,987	27,464	1.77%	7.97%
Trust	423,702	463,546	9.40%	107,049	115,292	118,894	3.12%	11.07%
Placement of securities and investment banking	103,923	68,821	(33.78)%	16,448	11,964	26,002	117.34%	58.09%
Bancassurance	872,677	997,321	14.28%	277,871	243,683	285,984	17.36%	2.92%
Payments and Collections	865,958	965,403	11.48%	230,452	244,242	253,755	3.89%	10.11%
Others	367,939	389,407	5.83%	111,550	94,811	90,048	(5.02)%	(19.28)%
Total fees and commission income	6,370,526	7,080,878	11.15%	1,799,518	1,730,485	1,898,950	9.74%	5.53%
Fees and commission expenses	(2,590,166)	(3,097,280)	19.58%	(778,195)	(772,553)	(872,882)	12.99%	12.17%
Total fees and comissions, net	3,780,360	3,983,598	5.38%	1,021,323	957,932	1,026,068	7.11%	0.46%
Other operating income
Derivatives FX contracts	(100,314)	338,064	(437.01)%	(237,580)	85,609	(13,124)	(115.33)%	(94.48)%
Net foreign exchange	(272,731)	877,000	(421.56)%	49,387	184,395	221,751	20.26%	349.01%
Hedging	(3,012)	—	(100.00)%	(129)	—	—	0.00%	(100.00)%
Leases	1,362,677	1,771,016	29.97%	388,097	450,973	471,023	4.45%	21.37%

4Q23

Gains (or losses) on sale of assets	171,482	170,910	(0.33)%	67,660	41,729	38,122	(8.64)%	(43.66)%
Other reversals	9,804	39,388	301.75%	3,016	11,291	12,647	12.01%	319.33%
Others	885,529	783,272	(11.55)%	266,889	158,569	207,065	30.58%	(22.42)%
Total other operating income	2,053,435	3,979,650	93.80%	537,340	932,566	937,484	0.53%	74.47%
Dividends received, and share of profits of equity method investees
Dividends	59,072	127,427	115.71%	10,254	22,132	49,104	121.87%	378.88%
Equity investments	(672)	22,944	(3514.29)%	3,457	1,000	33,155	3215.50%	859.07%
Equity method	219,105	113,115	(48.37)%	63,102	49,160	(65,098)	(232.42)%	(203.16)%
Others	(41,651)	(53,301)	27.97%	(50,437)	—	(108,175)	0.00%	114.48%
Total dividends received, and share of profits of equity method investees	235,854	210,185	(10.88)%	26,376	72,292	(91,014)	(225.90)%	(445.06)%
Total operating income, net	20,632,429	21,089,711	2.22%	5,197,886	5,204,507	5,383,412	3.44%	3.57%
Operating expenses
Salaries and employee benefits	(3,594,139)	(4,409,942)	22.70%	(956,077)	(1,087,123)	(1,089,590)	0.23%	13.96%
Bonuses	(823,517)	(940,292)	14.18%	(229,359)	(247,346)	(249,401)	0.83%	8.74%
Other administrative and general expenses	(4,559,900)	(5,033,944)	10.40%	(1,495,917)	(1,251,461)	(1,442,624)	15.28%	(3.56)%
Taxes other than income tax	(929,512)	(1,433,148)	54.18%	(270,320)	(398,947)	(339,472)	(14.91)%	25.58%
Impairment, depreciation and amortization	(980,575)	(1,124,859)	14.71%	(268,330)	(257,613)	(335,972)	30.42%	25.21%
Total operating expenses	(10,887,643)	(12,942,185)	18.87%	(3,220,003)	(3,242,490)	(3,457,059)	6.62%	7.36%
Profit before tax	9,744,786	8,147,526	(16.39)%	1,977,883	1,962,017	1,926,353	(1.82)%	(2.61)%
Income tax	(2,748,421)	(1,932,555)	(29.68)%	(311,588)	(445,442)	(474,414)	6.50%	52.26%
Net income	6,996,365	6,214,971	(11.17)%	1,666,295	1,516,575	1,451,939	(4.26)%	(12.86)%
Non-controlling interest	(212,875)	(98,035)	(53.95)%	(23,600)	(24,816)	(4,032)	(83.75)%	(82.92)%
Net income attributable to equity holders of the Parent Company	6,783,490	6,116,936	(9.83)%	1,642,695	1,491,759	1,447,907	(2.94)%	(11.86)%

4Q23

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: February 20, 2024	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance